

January 23, 2013

Via E-mail
Alexander M. Cutler
Chairman, Chief Executive Officer and President
Eaton Corporation
Eaton Center
Cleveland, OH 44114

    Re: Eaton Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 24, 2012
            File No. 1-1396
            Response letter filed January 9, 2013

Dear Mr. Cutler:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You identify products and components sold to Iran, Syria and Sudan in your response to comment 1 in our letter dated December 10, 2012. Please tell us whether any of these products or components are dual use or have military applications. We note also that your website reports that some of your products have oil and gas exploration, nuclear energy and weapons system applications. Please tell us whether any products sold in Iran, Syria or Sudan are or can be used for these applications and, if so, identify the applications and tell us in which countries the products were sold.

2. You state in footnote 1 of your response to our letter dated December 10, 2012 that you have not provided information for acquired companies that ended their sales to U.S. embargoed countries upon closing of the acquisitions. Please provide the information we

requested in our December 10 letter, and the information we request in the foregoing comment, with respect to any pre-closing sales by the acquired companies to Cuba, Iran, Sudan or Syria as to which you or the acquired companies have continuing obligations or liabilities.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance